DATE:	March 4, 2010

TO:	Ms. Jenifer Gallagher
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

FROM:	Mr. David Suleski
Chief Financial Officer
Atna Resources Ltd.
(Tel) 303-278-8464
(Fax) 303-279-3772

RE: Atna Resource’s Correspondence regarding the SEC Comment Letter dated February 24, 2010, in respect of:

Atna Resources Ltd. (the “Company”)
Form 20-F for the Fiscal Year ended December 31, 2008 (the “Original Filing”)
Filed March 31, 2009
File No. 000-29336

Dear Ms. Gallagher:

The following responses are provided to the US Securities and Exchange Commission in connection with the above referenced comment letter. The Company proposes to use this guidance in preparing the proposed Amended Form 20-F/A for the Fiscal Year Ended December 31, 2008 and future other public disclosures.

The Original Filing

General

1.	Please revise you Form 20-F as necessary to comply with the prior comments and additional comments in this letter.

Response: The Company will amend the Original Filing for prior comments 1, 2, 3, and 4. All other comments are not considered to be material and if appropriate will be reflected in any future filing of the Company.

Controls and Procedures, page 65

2.
As previously advised, we believe that management’s failure to provide a complete report on internal control over financial reporting required clarification of the earlier conclusion reached on the effectiveness of your disclosure controls and procedures. We believe that you need to clarify, notwithstanding this earlier conclusion, that in light of the prior omissions concerning your report of internal control over financial reporting, that your disclosure controls and procedures were not effective.

Response: The Company will amend the Original Filing as requested.

Exhibit 15.1 Consolidated Audited Financial Statements

Consolidated Statements of Cash Flows, page 7

3.
Please clarify whether you intend to tyreat your reclassification of these investments as a correction of an error in previously issued financial statements; and submit the revisions that you propose to make to your financial statements, including the error correction disclosures.

Alternatively, if it is your position that the mischaracterization of these investments in your originally filed financial statements for the fiscal year eneded December 31, 2008 is not a material misstatement, please provide the materiality analysis that you believe would support your view. Please consider the guidance in SAB Topics 1:M and 1:N when preparing this analysis.

Response: The Company has reviewed the history of the accounting for these investments and the detail of the assets comprising the balance of the short term investments. That review has determined that these investments had been accounted for as available-for-sale investments in the 2007 Form 20-F. After the merger of Atna Resources Ltd. and Canyon Resources Corporation in March 2008, the new accounting group comprised of the Canyon Resources employees made an incorrect determination that these investments should be accounted for as trading securities. Upon further review of the purpose and type of those investments, it has been determined that the investments should have been accounted for as available-for-sale consistent with the accounting in the prior year.

Quantitatively and qualitatively the 2008 mischaracterization is not material. The $28,300 impact on the 2008 income statement is 0.1% of net income. Earnings per share does not change. For 2008 the impact on the statement of cash flow is immaterial. Reclassifying the $116,400 from operating activities to investing activities does not change the trends in either category. The quantitative effect in each category is 3% and 1% respectively.  Qualitatively the mischaracterization in not material for the following reasons:
•	There were no published analyst expectations on the Company.
•	There was no effect on segment operations or compliance with regulatory requirements.
•	There was no effect on loan covenants or other contractual requirements.
•	There was no effect on management compensation.
•	There was no fraud involved and the mischaracterization was not intentional.

The mischaracterization has no effect on the 2007 Statement of Operations.  The 2007 mischaracterization, in the statement of cash flows, on the surface appears to be quantitatively material, however qualitatively it is not. The mischaracterization does not change the trends in either category on the statement of cash flows. The cash flows from operating activities are still negative and the cash flows from operating activities are still positive. SAB Topic 1:M states that the Supreme Court has held that a fact is material if there is substantial likelihood that…the fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.  The Topic goes on to say that the FASB rejected a formulaic approach to discharging “the onerous duty of making materiality decisions” in favor of an approach that takes into account all the relevant considerations. In doing so it made clear that magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be sufficient basis for a materiality judgment. The relevant considerations are as follows:
•	There were no published analyst expectations on the Company.
•	There was no effect on segment operations or compliance with regulatory requirements.
•	There was no effect on loan covenants or other contractual requirements.
•	There was no effect on management compensation.
•	There was no fraud involved and the mischaracterization was not intentional.

Atna in 2007 was an exploration company. The investors were not investing nor judging the Company’s performance on the cash flow statement. Correcting the 2007 mischaracterization would not have an impact on the information an investor was using to analyze the Company’s performance.

Not correcting the 2008 and 2007 mischaracterization does not and would not have a material effect on subsequent years.

Note 2 – Accounting Policies, page 10

4.
Please expand your accounting policy disclosure to further clarify your handling of exploration and development costs, and to address your accouting for mineral property acquisition costs under US GAAP. Please submit the revisions to yout US GAAP reconcilitation to comply with this guidance.

Response: The accounting policies related to exploration, acquisition cost and development costs follow US GAAP as Canadian GAAP allows for the choice of capitalizing or expensing exploration costs. Therefore, no material reconciling items were identified.

The Company policy disclosures for exploration and development cost  should be added to the 2009 financial statements as an exhibit to the 2009 Form 20-F to clarify and confirm the Company’s accounting policies as follows:

 Exploration Expenditures: Exploration expenditures relate to the initial search for deposits with economic potential, including costs incurred at both greenfield sites (sites where we do not have any mineral deposits that are already being mined or developed) and brownfield sites (sites that are adjacent to a mineral deposit that is classified within proven and probable reserves as defined by United States reporting standards and are already being mined or developed). Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.

Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining greater definition of an ore body that is classified as proven and probable reserves. The assessment obtaining greater definition of an ore body is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping or feasibility study confirming potential economic viability of the resource; and preliminary estimates of resources and or reserves at the mine. Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at the sites are expensed as mine site exploration.

Before classifying mineralization as proven and probable reserves, the costs of project activities are expensed as incurred, except for costs incurred to construct tangible assets that are capitalized within property, plant and equipment. The costs of project activities after mineralization is classified as proven and probable reserves are capitalized.  Project activities include: preparation of engineering scoping, prefeasibility and feasibility studies; metallurgical testing; permitting; and sample mining. The cost of start-up activities at mine and projects such as recruiting and training are also expensed as incurred within project expense.

Capitalized Development Costs: The costs of removing overburden and waste material at an open pit mining operation prior to the commencement of production are capitalized as “deferred stripping” development costs. The production phase of an open pit mine commences when saleable materials beyond a de minimis amount are produced. Deferred stripping costs are variable production costs and are included as a component of inventory to be recognized as a component of cost of sales in the same period as the revenue from the sale of inventory. Deferred stripping costs are amortized using the unit of production method, where the denominator is the estimated proven and probable reserves in the associated open pit. There were no deferred stripping costs capitalized as of December 31, 2008.

Impairment Evaluations: Producing mines and capital projects are reviewed at least annually for any potential impairment adjustments. If the sum of the undiscounted cash flows expected to be generated is less than the carrying amount of the individual asset, an impairment loss is recognized.

Engineering Comments

Note 7 – Property, Plant, Mine Development and Mineral Interests, page 13

5.
For US GAAP please ensure that your computations do not include resources and do not rely on any measures other than proven and probable reserves to compute amortization and depletion for US GAAP purposes. Please modify your US GAAP policy note and reconciliation accordingly.

Response: The Company uses only proven and probable reserves in its calculations of units of production amortization and depletion in the preparation of its financial statements. There were no units of production amortization during 2008 and therefore are no related reconciling adjustments required for the US GAAP reconciliation.

6.
Please further revise your US GAAP policy concering “pre-stripping costs” as necessary to clarify the meaning of the “pre” characterization, and whether you are accounting for other stripping costs differently.

Response: The Company has drafted the deferred stripping policy for its 2009 filing; there was no deferred stripping capitalized in the Original filing.

Please see the Company’s response in comment # 4 for our proposed policy statement regarding capitalized development costs.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the comments above the Company has proposed that the clarifications and corrections recommended by the Division of Corporate Finance be applied to the imminent filing of the Company’s Form 20-F for the fiscal year ended December 31, 2009, rather than amending the Original Filing.

Please do not hesitate to contact me if you have any further questions.

Sincerely

Atna Resources Ltd.

/s/ David P. Suleski
David P. Suleski
Chief Financial Officer

cc:	James Hesketh, Atna Resources Ltd.
Joe Adams, Ehrhardt Keefe Steiner Hottman PC
Bryan Howe, Ehrhardt Keefe Steiner Hottman PC
Richard Mattera, Hogan & Hartson L.L.P.